October 3, 2007



Mr. Jay Webb
United States Securities and Exchange Commission
Washington, D.C. 20549


             Re:  Excel Technology, Inc
                  Form 10-K for the year ended December 31, 2006
                  Filed February 20, 2007
                  File No. 000-19306


Dear Mr. Webb:

We are in receipt of your letter dated September 19, 2007 regarding some follow up questions from our first response.

Terminated Merger Costs
........................

Excel Technology, Inc. classified the terminated merger costs as non-operating. Although there is no accounting guidance that prescribes the income statement geography of merger expenses, we believed that since these costs were not related to the Company's ongoing, major or central operations, that they should be classified as non-operating. This definition of operating costs was identified in an SEC comment letter received by another SEC registrant. That letter defined operating costs as those that related to the Company's ongoing, major or central operations. The legal fees were directly related to Coherent's attempt to purchase our Company and Coherent's regulatory filings (US DOJ and German FCO) that were required to execute the transaction. These costs were classified as non-operating costs since they were expenses outside the Company's main operating activities of selling merchandise or providing services. None of the above costs would have been incurred if Coherent had not attempted to acquire us and therefore were classified as non-operating.

Excel Technology also acknowledges the following:

          - The company is responsible for the adequacy and accuracy of the disclosure in the filings;
          - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (631) 784-6188.

                              Sincerely,

                              /s/  Alice Varisano
                              .......................
                              Alice Varisano
                              Chief Financial Officer